Mail Stop 4561

August 1, 2006

By U.S. Mail and facsimile to (312) 751-0769

Mark Goldwasser
Chairman, President and Chief Executive Officer
National Holdings Corporation
875 North Michigan Avenue, Suite 1560
Chicago, IL 60611

Re: **National Holdings Corporation**
            (f/k/a Olympic Cascade Financial Corporation)
            Form 10-K for the Fiscal Year Ended September 30, 2005
            Form 10-Q for the Fiscal Quarter Ended December 31, 2005
            File No. 001-12629

Dear Mr. Goldwasser:

        We have reviewed your response letter dated June 29, 2006 and have the
following additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2005:

Consolidated Statements of Operations – page F-3

1. We note your response to comment 1 of our letter date June 19, 2006 that
   presenting cost of services separately on the income statement would involve
   undue cost and burden. Please provide us with support for your determination,
   including your estimate of changes that would need to be made and the time and
   resources involved.

Note 3.b – Significant Agreements and Transactions-Capital Transactions, page F-15

2. We note your response to comments 3 and 4 of our letter dated June 19, 2006. We continue to believe you are within the scope of EITF 96-19 and that both of these modifications or exchanges (January 2004 and August 2005) should be accounted for as debt extinguishments. In this regard, we note the following:

    - Point 1 of the EITF 96-19 Implementation Guidelines indicates that "transactions involving contemporaneous exchanges of cash between the same debtor and creditor in connection with the issuance of a new debt obligation and satisfaction of an existing debt obligation by the debtor would only be accounted for as a debt extinguishment if the debt instruments have substantially different terms, as defined in this issue." Therefore, even if you believe that these transactions were simply the expiration of the old debt and contemporaneous issue of new debt, we believe you are within the scope of EITF 96-19;

    - In connection with both of these modifications or exchanges, you repriced the existing warrants held by the creditor. As noted in EITF 96-19, the cash flows of the new debt instrument include all cash flows specified by the terms of the new debt agreement plus any amounts paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification. The incremental value associated with revised warrant terms (reduction of exercise price and extension of term) should be treated as a Day 1 cash flow for this purpose. It appears the present value of the remaining cash flows under the terms of the original agreement is at least 10% different from the present value of the remaining cash flows of the new agreement. As a result, it appears you would be required to account for these transactions as extinguishments;

    - EITF 96-19 indicates that fees paid by the debtor to the creditor as part of a modification or exchange that is accounted for as an extinguishment are to be associated with the extinguishment of the old debt instrument and are included in determining the debt extinguishment gain or loss to be recognized. In this regard, it appears that you have capitalized these costs and are amortizing them as an adjustment to income over the remaining term of the replacement debt.

    We believe you should revise your 2004 and 2005 financial statements to properly reflect the accounting for these transactions as an extinguishment of debt. Alternatively, if you disagree please tell us why, and support your response with references to the applicable accounting literature supporting your position.

Form 10-Q for the Quarter Ended December 31, 2005

Note 10 – Subsequent Events, page 9

3. We note your response to comment 5 of our letter dated June 19, 2006 and disclosure in Note 11 – Private Placements of your Form 10-Q for the quarter ended March 31, 2006 that you consider the Series B Convertible Preferred Stock ("Preferred Stock") to be permanent equity and accordingly determine the conversion option to not be a derivative liability. You appear to base this determination upon the Preferred Stock being redeemable only in a complete liquidation. In the Preferred Stock certificate filed as Exhibit 3.5 in your Form 8-K filed January 18, 2006, we note the following:

    - Shares of Preferred Stock are redeemable upon the death of Mark Goldwasser, your current President and CEO; and
    - Holders of Preferred Stock are entitled to a cumulative fixed-rate dividend of 10% that accrues, whether or not declared.

    It appears to us that the above two features result in the Preferred Stock being more akin to debt than equity and accordingly the conversion option would meet all the criteria in paragraph 12 of SFAS 133 and be accounted for as a derivative liability. Please tell us how you considered the above two features in your determination that the conversion option be not accounted for as a derivative instrument.

4. In the event you believe that the conversion option meets the scope exception in paragraph 11(a) of SFAS 133, please provide us a comprehensive analysis of how you considered the guidance in EITF 00-19 and determined that the conversion option qualifies for equity classification. In your response include references to the applicable paragraphs in EITF 00-19 and other accounting literature supporting your position

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matthew Komar (Staff Accountant) at (202) 551-3781 or me at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Amit Pande
Assistant Chief Accountant